Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Universe Pharmaceuticals Group (International) Limited	Hong Kong
Jiangxi Universe Pharmaceuticals Technology Co., Ltd.	PRC
Jiangxi Universe Pharmaceuticals Co., Ltd.	PRC
Jiangxi Universe Pharmaceuticals Commercial Trade Co., Ltd.	PRC